

May 28, 2013

Via E-mail
Mr. Martin P. Connor
Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

> **Re: Toll Brothers, Inc.**
> **Form 10-K**
> **Filed December 28, 2012**
> **File No. 1-9186**

Dear Mr. Connor:

We have reviewed your response dated May 6, 2013, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended October 31, 2012

19. Supplemental Guarantor Information, page F-45

1. We have read your response to comment 3 in our letter dated April 22, 2013, and thank you for the revised accompanying condensed financial statements. The changes made to the classification of the transactions representing the receipt or payment of intercompany advances (part "(d)") have a material impact on all categories of cash flows for the past two fiscal years and, consequently, it would appear that a revision to your Form 10-K is warranted. Therefore, please amend your Form 10-K accordingly.

2. We remind you that when you file your amended fiscal year 2012 Form 10-K and subsequent Form 10-Q, you should appropriately consider the following:
   - If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

- An explanatory paragraph at the beginning of the document explaining why you are amending the document;
- An explanatory paragraph in the reissued audit opinion;
- Full compliance with paragraphs ASC 250-10-45-22 – 45-24 and 250-10-50-7 – 50-10;
- Label the appropriate footnotes as restated;
- Updated Item 9A disclosures in your Form 10-K and Item 4 disclosures in your Form 10-Q should include the following:
  - A discussion of the amendment and restated footnotes along with the facts and circumstances surrounding it;
  - How the amendment and restated footnotes impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures and internal control over financial reporting;
  - Changes to internal control over financial reporting; and
  - Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future material deficiencies and misstatements of a similar nature.

  Refer to Items 307 and 308 of Regulation S-K.
- Updated reports from management and your independent auditors regarding your internal control over financial reporting.
- Include all updated certifications that refer to the amended filings.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief